SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 4) [1]

Phathom Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

71722W107
(CUSIP Number)
Takeda Pharmaceutical Company Limited	With a copy to:
1-1, Nihonbashi-Honcho 2-Chome	Davis Polk & Wardwell LLP
Chuo-ku, Tokyo 103-8668, Japan	450 Lexington Avenue
Attn: Yoshihiro Nakagawa	New York, NY 10017
Tel: +81-3-3278-2111	Attention: William J. Chudd Tel: (212) 450-4089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. (VOLUNTARY)		Takeda Pharmaceutical Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	7,459,304*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	7,459,304*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,459,304*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.2%**
14.	TYPE OF REPORTING PERSON		CO

* Includes 7,359,304 shares of common stock issuable upon exercise of a Warrant to purchase Common Stock.
** Based on 31,414,827 shares of Common Stock outstanding as of November 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 8, 2021, and giving effect to the exercise in full of the Warrant.

CUSIP No. 71722W107
AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person with respect to the Common Stock of the Issuer on November 6, 2019, and as further amended by Amendment No. 1 filed with the SEC on January 27, 2020, by Amendment No. 2 filed with the SEC on April 1, 2021 and by Amendment No. 3 filed with the SEC on April 6, 2021.

The following items of the Schedule 13D are amended as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following after the final paragraph:

On November 4, 2021, Takeda exercised the Warrant in part for 228,696 shares pursuant to the net exercise provision. On November 5, 2021, Takeda received 228,695 shares of common stock of the Issuer pursuant to the cashless exercise of the Warrant.

Item 5.     Interest in Securities of the Issuer.

Paragraphs (a)-(b) of Item 5 are hereby amended and restated to state that the information requested by these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 4 to Schedule 13D.

(c) On November 9, 2021, the Reporting Person sold an aggregate of 1,000,000 shares of common stock of the Issuer at a price of $20.85 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $20,850,000.
Except as described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

CUSIP No. 71722W107
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Amit Singh
Name:	Amit Singh
Title:	Senior Vice President and Treasurer

4